22006770

'N

Washington, D.C. 20549

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SEC FILE NUMBER
8-70754

SEC Mail Processing

APR 01 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/10/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IB CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1483 Ashford Ave, Apt 402
(No. and Street)

San Juan	PR	00907
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shelley Leonard	817-291-8962	shelley@ibsgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer
(Name – if individual, state last, first, and middle name)

1600 Highway 6, Suite 100	Sugarland	TX	77478
(Address)	(City)	(State)	(Zip Code)

	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Shelley Leonard, CFO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IB CAPITAL LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CFO

see attached California Acknowledgment

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Ventura

On March 30th, 2022 (Date) before me, Jacob J. Ruiz Notary Public (Here Insert Name and Title of the Officer),

personally appeared Shelley Leonard (Name(s) of Signer(s))

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JACOB J. RUIZ
Notary Public - California
Ventura County
Commission # 2363743
My Comm. Expires Jul 1, 2025

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 03/30/2022 Number of Pages: 1

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
☐ Corporate Officer – Title(s): ______________________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________________
Signer is Representing: ______________________

Signer's Name: ______________________
☐ Corporate Officer – Title(s): ______________________
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______________________
Signer is Representing: ______________________

IB CAPITAL LLC

Financial Statements

For the period June 10, 2021 (Inception) through December 31, 2021

TABLE OF CONTENTS

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Members
IB Capital LLC
San Juan, Puerto Rico

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IB Capital LLC (the Company) as of December 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the period from June 10, 2021(inception) to December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC
We have served as IB Capital LLC's auditor since 2021.
Sugar Land, TX
March 30, 2022

IB CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS		
Cash	$	3,256,985
Accounts Receivable, related party		500,000
Prepaid Expense and Deposits		2,988
Computers - net		930
TOTAL ASSETS		3,760,903
LIABILITIES AND EQUITY		
Accounts Payable		1,063
Accrued State Tax		131,993
Total Liabilities		133,056
Commitments and Contingencies		
EQUITY		
Members' Equity		3,627,848
TOTAL LIABILITIES AND EQUITY	$	3,760,903

The accompanying notes are an integral part of these financial statements

IB CAPITAL LLC
STATEMENT OF INCOME
For the period June 10, 2021 (inception) through December 31, 2021

Revenues		
Consulting Income	$	1,900,000
Commissions		1,592,833
Total Revenues		3,492,833
Expenses		
Salaries and wages		151,449
Professional fees		20,574
Regulatory fees		9,132
Office Expenses		7,580
Other operating expenses		4,256
Total Expenses		192,991
Net Operating Income		3,299,842
Other Expenses		
State Taxes		131,994
Net Income	$	3,167,848

The accompanying notes are an integral part of these financial statements

IB CAPITAL LLC
STATEMENT OF CHANGES TO MEMBERS' EQUITY
For the period June 10, 2021 (inception) through December 31, 2021

June 10, 2021 (Inception)	$	-
Capital Contributions		460,000
Net Income		3,167,848
December 31, 2021	$	3,627,848

The accompanying notes are an integral part of these financial statements

IB CAPITAL LLC
STATEMENT OF CASH FLOWS
For the period June 10, 2021 (inception) through December 31, 2021

OPERATING ACTIVITIES		
Net Income	$	3,167,848
Adjustments to reconcile net income to net cash provided by operations:		
Accounts Receivable		(500,000)
Prepaid Expense and Deposits		(2,988)
Depreciation		27
Accounts Payable		1,062
Accrued State Tax		131,993
Net cash provided by operating activities		2,797,942
INVESTING ACTIVITIES		
Purchase of Computers		(956)
Net cash used in investing activities		(956)
FINANCING ACTIVITIES		
Member Capital Contributions		460,000
Net cash provided by financing activities		460,000
Net cash increase for period		3,256,985
Cash at end of period	$	3,256,985

The accompanying notes are an integral part of these financial statements

IB CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
For the period June 10, 2021 (inception) through December 31, 2021

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IB CAPITAL LLC, ("the Company") is a registered broker dealer that began business in Puerto Rico in 2021. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Office of the Commissioner of Financial Institutions of Puerto Rico. The Company earns commissions on sale of securities and consulting revenue by providing investment banking advisory services.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents. The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Computers: Computers are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives (three years) of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company files income tax returns in the Commonwealth of Puerto Rico. State and Municipal Taxes are recorded using the accrual basis. The Company has applied for a tax decree pursuant to the Puerto Rico incentives code Law 60 of 2019. Approval of such decree is expected in the first half of 2022. Once approved it is retroactive to the Company's inception. Under such decree, Puerto Rico taxes is 4% of the Company's net income. Therefore, the Company has accrued $131,993 in state taxes at December 31, 2021. Since the Company initiated operations in the second semester of 2021, the municipality where it operates did not assess municipal taxes for 2021. First municipal taxes will be for the first semester of 2022.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of Accounting Standards Update 2014-09 – *Revenue from Contracts with Customers* (Topic 606) include:

a. Investment banking advisory fees and
b. Commissions on sales of securities.

Consulting Income: The Company enters into investment banking advisory agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services on addressing institutional investors not already known to the customer, advisory services to assist the customer in meeting exchange listing requirements, advisory services and marketing assistance to expand the shareholder base of the customer, and non-deal road show services as requested to introduce the Company to retail and institutional investors throughout Europe and North America.

The agreements contain on occasion retainer amounts payable upon signature. Such amounts are recorded on a deferred revenue account until the service has been completed. On occasion, the advisory agreements include an additional amount due when the service is completed. In such cases, invoice is prepared and revenue is recorded once the service is completed (and performance obligation fulfilled) in accordance with the advisory agreement.

Commissions revenues: The company is part of commission sharing agreement, in which it received commission for sales of securities. Revenue is recognized for commissions (and performance obligation fulfilled) on a settlement-date basis.

NOTE B LEASES

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months when the asset and the corresponding liability are considered material. All such leases are to be classified as either finance or operating. The Company had no lease obligations that required recording in the December 31, 2021, statement of financial condition since they were not material to the financial statements.

The Company leases its office facilities under a lease agreement with IB CAPITAL PR LLC, a related party, beginning July 2021 and ending June 2022, thereafter on a month-to-month basis. For the period from June 10, 2021 (inception) to December 31, 2021, rent expense was $3,648, included in office expenses.

NOTE C NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2021, the Company had net capital of $3,123,930, which was in excess of its required net capital of $16,632; its ratio of aggregate indebtedness to net capital was .0426.

NOTE D – COMMITMENTS AND CONTINGENCIES

During 2021, the Company was not involved in ongoing litigation. Future commitments on the related party lease are $3,648 for the year ending December 31, 2022.

NOTE E – RELATED PARTY TRANSACTIONS

The Company provides services to I-Banker Securities Inc., an entity that is related through common ownership (the Affiliate). The accounts receivable – related party balance was $500,000 at December 31, 2021. The total amount of revenue for the period from June 10, 2021 (inception) to December 31, 2021, related to services provided to the Affiliate was $2,492,833 as follows:

	Related Party	Non-related Party	Total
Commissions	1,592,833	-	1,592,833
Consulting income	900,000	1,000,000	1,900,000
Total	2,492,833	1,000,000	3,492,833

Also refer to related party lease with a separate related party at Note B.

NOTE F – CONCENTRATIONS

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The amount above federally insured limits in all accounts was $3,006,985 at December 31, 2021

NOTE G – SUBSEQUENT EVENTS

Subsequent events were evaluated through March 30, 2022, the date which the financial statements were available to be issued

SUPPLEMENTAL SCHEDULE

SCHEDULE I
IB CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2021

TOTAL ASSETS	3,760,903
TOTAL LIABILITIES	(133,056)
TOTAL OWNERSHIP EQUITY	3,627,848
TOTAL CAPITAL AND ALLOWABLE SUB LIABILITIES	3,627,848
NON-ALLOWABLE ASSETS	(503,918)
NET CAPITAL	3,123,930
REQUIRED NET CAPITAL	16,632
EXCESS NET CAPITAL	3,107,298
AGGREGATE INDEBTEDNESS PER FINANCIAL STATEMENT	133,056
TOTAL AGGREGATE INDEBTEDNESS	133,056
AGGREGATE INDEBTEDNESS TO NET CAPITAL	4.26%
Net Capital as a % of Required Net Cap	18,782.65%

SUPPLEMENTAL SCHEDULE
SCHEDULE I (continued)

IB CAPITAL LLC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2021

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	3,098,781
Adjustments		
Decrease Municipal tax liability 12/31/21		26,196
Increase State taxes due to decrease in municipal tax liability		(1,047)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	$	3,123,930

SUPPLEMENTAL SCHEDULE

IB CAPITAL LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD FROM JUNE 10, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

The Company does not claim an exemption form SEC Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period June 10, 2021 (inception) to December 31, 2021, without exception.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE PERIOD FROM JUNE 10, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

The Company does not claim an exemption form SEC Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period June 10, 2021 (inception) to December 31, 2021, without exception.

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Members
IB Capital LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which IB Capital LLC (the Company):

1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, mergers and acquisitions advisory services, fairness opinions, and commission sharing for business referred to other broker-dealers in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
March 30, 2022

IB CAPITAL LLC
Office: 1483 Ashford Ave., #402
San Juan, PR 00907

MANAGEMENT EXEMPTION REPORT

IB CAPITAL LLC, (the "Company") is a registered broker-dealer subject to SEC Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption form SEC Rule 15c3-3 in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff because the Company's business during the year was limited to commissions on sale of securities and consulting revenue by providing investment banking advisory services.

The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ended 12/31/2021 without exception.

IB CAPITAL LLC
I, Javier Vega, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Javier Vega

By: Javier Vega
Company Officer

TPS THAYER
Certified Public Accountants

Report Of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures

Directors and Members
IB Capital, LLC
San Juan, Puerto Rico

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by IB Capital, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period June 10, 2021 (inception) to December 31, 2021.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the period June 10, 2021 (inception) to December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1 Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, including check amount for $0.00.
2 Compared audited Total Revenue for the period June 10, 2021 (inception) through December 31, 2021 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3 Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4 Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5 If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the period June 10, 2021 (inception) to ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

TPS Thayer, LLC

TPS Thayer LLC
Sugar Land, TX
March 30, 2022

IB CAPITAL LLC

SIPC Reconciliation Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Period from June 10, 2021 (Inception) to December 31, 2021

SIPC
Reconciliation

Total revenue				$3,492,833
Deductions				-
SIPC net operating revenues				3,492,833
Amount due per general assessment @ 0.0015		$5,239		
Form	Filing date	Check number	Filed/paid to	Amount paid
SIPC 6	N/A	N/A	N/A	-
SIPC 7	02/15/22	ACH	SIPC	$5,239
Total amount paid				$5,239
Overpayment (Underpayment)			$ -0-	

Statement Related to SIPC Reconciliation
SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.